SembCorp Industries

02 MAR -6 AM 8:32

Rule 12g3-2(b) File No. 825109

14 February 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02015704

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

Rule 12g3-2(b)File No.
82510

MASNET No. 16 OF 14.02.2002
Announcement No. 16

SEMBCORP INDUSTRIES LTD

SEMBWASTE'S AUSTRALIAN ASSOCIATE SECURES A$151 MILLION CONTRACT FOR WASTE COLLECTION SERVICES

Singapore, February 14, 2002 - SembCorp Waste Management's (SembWaste) Australian associate, SITA Environmental Solutions (SITA Aus. formerly known as Pacific Waste Management) has been awarded Australia's single biggest waste contract worth A$151 million (approximately S$142 million) to provide domestic waste and recyclables collection services for Brisbane, Australia. Awarded by the Brisbane City Council, the contract is for a period of eight years starting from July 2002.

SembWaste has a strategic 40 per cent stake in SITA Aus. with the rest held by SITA France, one of the largest environmental solutions companies in the world. SITA Aus. is Australia's second largest waste management services provider with operations in Sydney, Perth, Canberra, Adelaide and Melbourne.

In winning this contract, SITA Aus. will be operating the world's first "single pass" garbage and recycling trucks in Brisbane. A leading edge innovation, the trucks feature separate compartments for waste and recyclables such that only one truck will be required to collect both types of bins. Fitted with low emission engines, they are more environmentally efficient than single-use vehicles. In all, SITA Aus. will be bringing 71 of these vehicles into circulation.

Apart from new world class technology, environmental performance, cost, residential amenity and demonstrated ability were reasons for securing the contract for SITA Aus.

The environmental engineering arm of SembCorp Industries, SembWaste is the largest environmental services company in Singapore, offering total integrated waste management solutions including collection and post-collection of waste, recycling, waste-to-energy incineration, industrial and street cleansing, and environmental engineering and consultancy.

. . . . .

Media Contact:

Ms Chow Hung Hoeng
Assistant Manager
Group Corporate Relations